UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly Held Company

NOTICE TO THE MARKET

Oi S.A. - In Judicial Reorganization (“Oi” or “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it has received a letter from CQS Directional Opportunities Master Fund Limited, as transcribed below:

“Dear Sir or Madam,

NOTICE OF material shareholding in Oi S.A.

Name of sharehoder, headquarters and Entity number	Compliance Manager	Other positions at Oi S.A.	Shareholding, Objective and Intention
Name: CQS Directional Opportunities Master Fund Limited (“DOF”) Address: PO Box 309 Ugland House Grand Cayman KYI-1104 Cayman Islands Entity number: MC 149859	7,405,200 Oi S.A. The preferred shares are held through contracts for difference Percentage: 4.69% of OIBR4 BZ (BROIBRACNPR8) Trading date September 15, 2016	1,370,200 Oi S.A. shares are held through contracts for difference Percentage: 0.20% of OIBR3 BZ (BROIBRACNORI) Trading date September 15, 2016	DOF does not intend to change the control or administrative structure of the company at the present moment

Please contact us if you have any questions regarding this notice.

Best regards,

Colin Woods

Compliance Manager”

Rio de Janeiro, September 16, 2016.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Executive Officer